UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

3Q16 Results Carlos Torres Vila Chief Executive Officer October, 27th 2016

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions. Disclaimer

3Q16 Highlights Strong quarterly results, earnings resilience Additional restructuring charges to gain efficiency offset by higher NTI Attributable Profit 965 €m (3Q16) +23.1% (3Q16 vs. 3Q15 ex. Corp. Ops., €) Positive trend in core revenues continues One-offs in the quarter Sound risk profile Strong capital generation +5.6% vs 3Q15, constant € -94 Mn€ Additional provisions for further efficiencies 75 Mn€ CNCB disposal NPL ratio: 5.1% Cost of risk: 0.9% 11.00%; +29 bps CET1 FL vs 2Q16 +37.4% (3Q16 vs. 3Q15 ex. Corp. Ops., € constant)

3Q16 Summary Solid performance CNCB capital gains (75 Mn€) Cost control efforts Lower RE impairments & restructuring costs in Spain Stable in low levels % % constant Net Interest Income 4,310 -4.0 5.5 Net Fees and Commissions 1,207 -1.5 6.1 Net Trading Income 577 n.s. n.s. Other Income & Expenses 104 -21.4 -43.0 Gross Income 6,198 3.6 12.7 Operating Expenses -3,216 -2.7 4.3 Operating Income 2,982 11.5 23.3 Impairment on Financial Assets -1,004 -6.6 0.7 Provisions and Other Gains -262 -15.4 -13.5 Income Before Tax 1,716 33.1 52.8 Income Tax -465 58.4 n.s. NI ex Corporate Operations 1,251 25.6 39.8 Corporate Operations Income 0 n.s. n.s. Non-controlling Interest -286 35.0 48.5 Net Attributable Profit 965 n.s. n.s. Net Attributable Profit (ex corporate operations) 965 23.1 37.4 BBVA Group (€m) Change 3Q16 / 3Q15 3Q16

Earnings Well-Diversified Footprint Net Attributable Profit ex Corporate Operations 3Q16 vs. 3Q15 breakdown; (€m constant; %) (*) Spain includes banking and Real Estate activities. BBVA Group 975 +37.4% Spain* 211 +50.1% United States 120 +2.3% Turkey 141 +91.5% Mexico 486 +13.0% South America 179 -7.4% Rest of Eurasia 26 +11.8% Corporate Centre ex Corp Op. -186 -30.3%

9M16 Summary Note: Garanti like-for-like basis considers the additional stake in Garanti accounted by the full consolidation method from 01/01/15 vs. 07/01/15 deal closing SRF contribution (122 Mn€ in 2Q16) Solid performance Reduction in Spain Lower RE impairments Ongoing cost control efforts Negative FX impact % % constant % % constant Net Interest Income 12,674 5.5 18.1 -4.6 7.0 Net Fees and Commissions 3,557 3.3 12.5 -4.8 4.0 Net Trading Income 1,753 12.5 24.3 17.4 29.5 Other Income & Expenses 446 -14.8 -20.3 -18.9 -23.5 Gross Income 18,431 5.1 16.2 -3.3 7.1 Operating Expenses -9,549 5.8 14.8 -1.4 7.4 Operating Income 8,882 4.4 17.7 -5.3 6.9 Impairment on Financial Assets -3,114 -5.1 3.7 -10.9 -2.4 Provisions and Other Gains -661 -25.8 -21.8 -25.7 -21.7 Income Before Tax 5,107 17.8 38.2 2.2 19.5 Income Tax -1,385 24.9 53.4 11.4 35.8 NI ex Corporate Operations 3,722 15.4 33.2 -0.9 14.4 Corporate Operations Income 0 n.s. n.s. n.s. n.s. Non-controlling Interest -925 n.s. n.s. 11.0 26.8 Net Attributable Profit 2,797 64.3 n.s. 54.7 98.1 Net Attributable Profit (ex corporate operations) 2,797 -0.6 15.0 -4.2 10.8 TOTAL GROUP WITH LIKE-FOR-LIKE BASIS BBVA Group (€m) 9M16 Change Change 9M16/9M15 9M16/9M15

Net Trading Income Strong NTI in the quarter -28.4% (€m constant) Net Interest Income Growth trend maintained EARNINGS Gross Income +5.5% +3.0% (€m constant) Supported by emerging markets +6.1% +2.2% (€m constant) Supported by core revenues +12.7% -3.1% (€m constant) Fees Gross Income VISA impact: +225 €m CNCB disposal: +75 €m +n.s.

EARNINGS Operating Expenses Group Operating Jaws YTD (%); (€m constant) Ongoing cost control efforts Efficiency improvement CX merger successfully completed in September Additional efforts €94 Mn offset at the bottom-line with NTI gains in the quarter Note: Garanti like-for-like basis considers the additional stake in Garanti accounted by the full consolidation method from 01/01/15 vs. 07/01/15 deal closing Illustrative Measures SPAIN: CX merger and 436 branches closed 100 additional branches will be closed Estimated -2,000 exits in the year Teller staffing optimization Reengineering at Recoveries and SMEs back office US: CIB business review: streamlining organizational structure CORPORATE CENTRE: IT efficiency: partnerships and strategic collaborations with Cisco, Red Hat, Amazon Web Services Optimizing corporate building resources

EARNINGS Operating Income (€m constant) +23.3% -8.3% 3Q16 vs. 3Q15 3Q16 vs. 3Q15 (€m constant) (*) Spain includes banking and Real Estate activities. Spain* -6.2% United States +14.5% Turkey +81.1% Mexico +12.4% South America +3.2% Growth in all areas except Spain

RISK Sound Asset Quality Financial Assets & RE Impairments (€m constant) -2.3% Note: Garanti like-for-like basis considers the additional stake in Garanti accounted by the full consolidation method from 01/01/15 vs. 07/01/15 deal closing NPLs Stronger than expected evolution of risk indicators Cost of risk YTD (%) NPL & Coverage ratio (%) -2.1 (€bn) -6.3% -0.6

CAPITAL Strong Capital Ratios European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures as of June. *Others includes among others negative impact of downgrade in Turkey, market related impacts (FX and AFS portfolio) and capital allocation measures. CET1 FL 11% target achieved before 2017 AT1 and T2 buckets already covered CET1 fully-loaded BBVA Group High quality capital RWAs/ Total Assets Leverage ratio #1 #1 CET1 phased-in: 12.26% (%,bps) +29 bps Includes -15bps from Moody’s downgrade of Turkey

Growing our Digital Customer Base Digital Customers* BBVA Group (Million, % penetration) +20% GROWTH Mobile Customers* BBVA Group (Million, % penetration) +41% GROWTH (*) Spain, Turkey, Argentina, Chile, Colombia, Venezuela, Paraguay and Uruguay data as of August 2016. Peru data as of July 2016.

Driving Digital Sales Across All Franchises Digital Sales (% of total sales YtD, # of transactions) Spain Mexico South America* USA Turkey (*) Uruguay’s September data not updated (August figures considered) Note: Figures have been restated

PRODUCTS & FUNCIONALITIES Customer Experience Improvement Customer Experience RELATIONSHIP MODEL Remote Managers (Mexico) Mobile Appointment (Turkey) Step: Tablet-Based Relationship Platform (Turkey) Online Feedback - Opinator (Argentina) Experiencia Única Launch (Peru) Mobile to Mobile Transfer (Spain) Digital Insurance Cross Sell (Mexico) Signature Express Loan (USA) Personal Financial and Expense Manager (Spain and Mexico) External Account Aggregation (USA) Pricing Model - Cotiza (Peru) Mobile Notification Online Banking (Turkey) SME Simple Credit Renovations (Mexico) BBVA Valora (Spain)

Business Areas

BBVA 2016 Third Quarter Results
October 27th 2016
16

SPAIN BANKING ACTIVITY Highlights

P&L

Spain Banking Activity (€m)	3Q16	Change 3Q16/3Q15 %	Change 3Q16/2Q16 %	9M16	Change 9M16/9M15 %
Net Interest Income	969	-5.0	-1.9	2,911	-2.9
Net Fees and Commissions	370	-9.5	-2.2	1,141	-6.4
Net Trading Income	223	60.1	-29.0	613	-24.6
Other Income & Expenses	115	6.5	n.s.	304	-13.7
Gross Income	1,677	0.0	-3.2	4,970	-7.7
Operating Expenses	-910	-1.1	1.4	-2,710	6.6
Operating Income	767	1.4	-8.2	2,260	-20.5
Impairment on Financial Assets (net)	-212	-30.0	-15.5	-721	-33.2
Provisions (net) and other gains (losses)	-125	30.2	n.s.	-212	-42.3
Income Before Tax	430	20.4	-22.5	1,327	-5.1
Income Tax	-113	12.8	-33.2	-390	-4.6
Net Attributable Profit	**317**	**23.8**	**-17.6**	**936**	**-5.2**

- NII impacted by lower activity and lower ALCO contribution
- Negative trend in fees and commissions
- Continuous cost control. Additional restructuring charge in 3Q16 to improve efficiency (53 €m)
- Significant decrease in loan-loss provisions

Activity


€ bn
171.3
YoY
-0.4%
-1.7% YtD
Others 3.8 +4.8%
Public Sector 20.4 -7.8%
Other Commercial 20.4 +9.1%
Corporates 24.5 +7.9%
Very small businesses 13.2 +3.5%
Consumer 6.7 +14.2%
Mortgages 82.2 -4.5%
Sep-16
Lending¹
€ bn
219.9
YoY
+3.6%
-0.7% YtD
Others 4.2 +35.1%
Off Balance Sheet Funds² 54.7 +1.8%
Time Deposits 69.0 -12.6%
Demand Deposits 92.0 +20.2%
Sep-16
Cust. Funds

- Growth in commercial not offsetting deleveraging in mortgages and public sector
- Focus on profitable growth

(1) Performing loans under management. (2) Includes mutual funds, pension funds and other off balance sheet funds.
Note: Activity excludes repos

SPAIN BANKING ACTIVITY Key Ratios Customer Spread (%) Efficiency Risk Indicators Active price management in a low interest rate environment Lending yield: Small Euribor repricing pending Cost of deposits: Still room for improvement Evolution affected by CX € 200 Mn cost synergies from CX, achievable in 2017 (i.e. 6% of current cost base) Ongoing efficiency initiatives YtD cost of risk evolution better than guidance NPLs flows progressively improving (-15% vs 3Q15 and -4% vs 2Q16) Coverage ratio Cost of Risk YtD 0.4% (%) NPL ratio

BBVA 2016 Third Quarter Results
October 27th 2016
18

SPAIN REAL ESTATE ACTIVITY Highlights

Net attributable profit


(€m)
9M15
9M16
-417
-315
-24.4%

- Positive market trends (prices[1] +2.0% and demand[2] YtD +13.2%)
- Lower P&L negative impact

Net exposure


(€bn)
-13.7%
Other foreclosed assets
Foreclosed assets from residential mortgages
Foreclosed assets from RE developers
RE developer loans
12.8
0.7
2.2
3.7
6.2
11.1
0.8
1.8
3.3
5.2
+13.6%
-18.5%
-12.0%
-16.0%
Sep-15
Sep-16

- Ongoing exposure reduction

Note: Net exposure according to Bank of Spain's "RE transparency scope" (Circular 5-2011). This perimeter does not include the effect of portfolio transfer from RE to Spain Banking Activity

(1)Data of Notary Public RegisterJun.16 vs Jun.15

(2) Data of Notary Public Register Aug 8M16 vs 8M15.

TOTAL SPAIN Results Change Change Change 3Q16/3Q15 3Q16/2Q16 9M16/9M15% % % Net Interest Income 971 -8.5 -3.2 2,955 -2.5 Net Fees and Commissions 373 -9.2 -1.8 1,146 -6.2 Net Trading Income 222 57.7 -29.3 612 -25.0 Other Income & Expenses 72 -20.1 n.s. 228 -18.5 Gross Income 1,637 -3.8 -5.5 4,941 -7.6 Operating Expenses -935 -1.9 0.3 -2,802 6.3 Operating Income 702 -6.2 -12.2 2,140 -21.1 Impairment on Financial Assets (net) -253 -31.0 -12.5 -846 -32.7 Provisions (net) and other gains (losses) -174 -10.3 80.6 -410 -38.1 Income Before Tax 275 45.8 -33.6 884 11.4 Income Tax -64 38.7 -48.2 -261 19.0 Net Attributable Profit 211 50.1 -27.2 621 8.8 Total Spain (€m) 3Q16 9M16

USA Highlights P&L NII growth due to improvement in customer spread Fee revenue increase in the quarter due to CIB Loan-loss provisions positive evolution Performing loans under management. Note: Activity excludes repos. Activity Focus on profitability Deposit mix improving Mortgages Consumer SMEs Public Sector Demand Deposits Time Deposits YoY +0.0% € bn 58.9 YoY +1.2% € bn 58.6 +4.1% +7.5% -7.3% +5.0% -10.3% (constant €) 0.8% +1.1% Other Commercial -1.3% YtD -0.1% YtD Lending1 Cust. Funds

USA Key Ratios Customer Spread* (%) Efficiency Risk Indicators Coverage ratio Cost of Risk YtD 0.4% (constant €, %) Positive evolution on the back of interest rate hike Yield reflecting focus on profitability YtD cost of risk evolution better than 2016 guidance (55 bps) Management focus on cost control (*)It refers to USA ex NY business activity NPL ratio

TURKEY Highlights P&L NII growth due to price management and activity Solid revenue growth Management focus on cost control Note: Turkey is like-for-like basis, which considers the additional stake in Garanti accounted by the full consolidation method from 01/01/15 vs 01/07/15 deal closing. Performing loans under management. Note: Activity excludes repos. Activity Growth decelerating Focus on profitable retail segments Retail Loans Business Banking Credit cards Demand Deposits Mutual & Pension Funds Time Deposits YoY +7.4% € bn 57.0 YoY +7.7% € bn 48.9 +5.2% +13.0% +10.6% +19.4% +7.0% +6.6% (constant €) +8.0% YtD +10.0% YtD Lending1 Cust. Funds

TURKEY Key Ratios Customer Spread (%) Efficiency Risk Indicators Excellent price management Lower interest rates support customer spread evolution Cost growth below inflation (7.3%) Positive trend in cost evolution, despite including Brandname amortization since July 2015 in third quarter Sound asset quality indicators Cost of risk trend as expected Coverage ratio Cost of Risk YtD 1.1% (constant €, %) Note: Turkey on a like-for-like basis, which considers the additional stake in Garanti accounted by the full consolidation method from 01/01/15 vs 01/07/15 deal closing. NPL ratio

BBVA 2016 Third Quarter Results
October 27th 2016
24

MEXICO Highlights

P&L

Mexico (constant €m)	3Q16	Change 3Q16/3Q15 %	Change 3Q16/2Q16 %	9M16	Change 9M16/9M15 %
Net Interest Income	1,305	11.9	2.9	3,829	11.8
Net Fees and Commissions	301	14.6	6.3	849	11.4
Net Trading Income	45	-13.4	-16.1	141	-1.3
Other Income & Expenses	33	-35.1	-36.8	132	-11.4
Gross Income	1,684	10.0	1.6	4,952	10.6
Operating Expenses	-612	5.9	2.3	-1,795	7.9
Operating Income	1,071	12.4	1.3	3,157	12.2
Impairment on Financial Assets (net)	-420	14.4	3.8	-1,198	11.8
Provisions (net) and other gains (losses)	8	n.s.	n.s.	-16	-49.8
Income Before Tax	659	16.3	1.7	1,943	13.5
Income Tax	-174	26.6	3.1	-501	20.1
Net Attributable Profit	**486**	**13.0**	**1.3**	**1,441**	**11.4**

- Top-line double digit growth translated into net profit
- Good year in fees supported by credit cards and cash management
- Maintaining our commitment to deliver positive jaws in the year

Activity


(constant €)
+8.7% YtD
€ bn 44.1
YoY +11.3%
Others 0.5 +11.0%
Public Sector 3.6 -2.6%
Other Commercial 17.6 +13.9%
SMEs 3.1 +20.4%
Credit Cards 4.5 +6.0%
Consumer 6.6 +20.9%
Mortgages 8.3 +5.8%
Sep-16
Lending1
+7.9% YtD
€ bn 60.9
YoY +10.8%
Others 3.1 -3.5%
Mutual Funds 16.9 +6.3%
Time Deposits 8.2 +15.6%
Demand Deposits 32.7 +13.7%
Sep-16
Cust. Funds

- Double digit growth despite certain activity slowdown
- Focus on profitable growth in an increasingly competitive environment
- Growth driven by consumer and SMEs
- Excellent deposit mix

(1) Performing loans under management.
Note: Activity excludes repos.

MEXICO Key Ratios Customer Spread (%) Efficiency Risk Indicators Interest rate hikes not completely translated into yield on loans due to competitive dynamics Cost of risk increase linked to the evolution of consumer and SMEs Cost of risk evolution in line with 2016 guidance Bancomer excellent efficiency vs peers Jaws turning positive from flat in 2015 Coverage ratio Cost of Risk YtD 3.3% (constant €, %) NPL ratio Cost to income ratio(1) (1) Figures as of August, 2016 according to local data (Source: CNBV) Operating Jaws

BBVA 2016 Third Quarter Results
October 27th 2016
26

SOUTH AMERICA Highlights

P&L

South America (constant €m)	3Q16	Change 3Q16/3Q15 %	Change 3Q16/2Q16 %	9M16	Change 9M16/9M15 %
Net Interest Income	740	10.9	1.7	2,182	12.8
Net Fees and Commissions	172	15.3	8.1	471	10.5
Net Trading Income	137	47.7	-16.9	444	54.8
Other Income & Expenses	-34	n.s.	-8.1	-81	n.s.
Gross Income	1,015	10.4	0.1	3,016	12.7
Operating Expenses	-489	19.4	6.0	-1,410	18.7
Operating Income	526	3.2	-4.9	1,606	7.9
Impairment on Financial Assets (net)	-137	9.0	20.3	-383	0.6
Provisions (net) and other gains (losses)	5	n.s.	n.s.	-27	9.6
Income Before Tax	394	5.9	-7.3	1,196	10.5
Income Tax	-144	32.0	0.7	-408	36.5
Non-controlling Interest	-71	1.8	-4.1	-212	-3.7
Net Attributable Profit	**179**	**-7.4**	**-13.9**	**576**	**2.2**

- Tax impact due to non-deductible hyperinflation adjustment

Activity


(constant €)
+3.6% YtD
€ bn
45.6
YoY
+9.5%
Others
3.4
+9.3%
Peru
12.9
+5.4%
Colombia
11.9
+10.3%
Chile
13.5
+5.9%
Argentina
4.0
+40.6%
Sep-16
Lending1
+9.1% YtD
€ bn
55.2
YoY
+14.2%
Others
11.6
+16.2%
Peru
13.3
+8.0%
Colombia
13.1
+17.1%
Chile
10.9
+2.4%
Argentina
6.3
+49.4%
Sep-16
Cust. Funds

- Activity decelerating towards more sustainable levels

(1) Performing loans under management
Note: Activity excludes repos

SOUTH AMERICA Key Ratios Customer Spread (%) Efficiency Risk Indicators Deterioration of spreads, especially in Colombia and Chile Slight worsening of NPL ratio affected by moderate growth of macro environment, in line with expectations. CoR evolution YtD better than initially expected Exposure to hyperinflationary economies General expenses negatively impacted by FX in y-o-y terms (appreciation of the USD vs. local currencies) Coverage ratio Cost of Risk YtD 1.1% (constant €,%) NPL ratio Inflation 13%

Takeaways & Delivery on our 6 strategic priorities Solid core revenue growth Cost control efforts supported by additional restructuring charges to gain efficiencies offset by higher NTI Sound risk indicators Earnings resilience provided by a well-diversified footprint CET1 FL 11% target achieved in advance 1 New standard in customer experience 2 Drive digital sales 3 New business models 4 Optimize capital allocation 5 6 Unrivaled efficiency A first class workforce

Annex

GROSS INCOME Breakdown Spain 4,941 €m USA 2,005 €m Turkey 3,255 €m Mexico 4,952 €m South America 3,016 €m Rest of Eurasia 369 €m Note: Figures exclude Corporate Center Gross Income 9M16

GROUP Earnings Net attributable profit (€m) Note: Turkey on a like-for-like basis, which considers the additional stake in Garanti accounted by the full consolidation method from 01/01/15 vs 01/07/15 deal closing. YoY (%) (constant €) -5.2 -24.4 -24.3 45.7 93.4 11.4 2.2 3.5 BUSINESSES +296 €m

REAL ESTATE ACTIVITY IN SPAIN Results Change Change Change 3Q16/3Q15 3Q16/2Q16 9M16/9M15% % % Net Interest Income 2 -95.2 -87.1 44 45.2 Net Fees and Commissions 3 n.s n.s. 5 n.s. Net Trading Income -1 n.s n.s. -1 n.s. Other Income & Expenses -43 n.s n.s. -76 4.8 Gross Income -40 n.s n.s. -29 -22.7 Operating Expenses -25 -25.3 -29.3 -91 -2.8 Operating Income -65 n.s 79.8 -120 -8.5 Impairment on Financial Assets (net) -41 -35.4 7.1 -125 -29.9 Provisions (net) and other gains (losses) -50 -49.6 -26.0 -198 -32.9 Income Before Tax -155 -8.1 9.9 -443 -26.7 Income Tax 49 -9.4 7.8 128 -32.0 Net Attributable Profit -106 -8.2 11.2 -315 -24.4 Spain Real Estate Activity (€m) 3Q16 9M16

NPL ratio REAL ESTATE ACTIVITY IN SPAIN Risk Coverage ratio

REST OF EURASIA Results Change Change Change 3Q16/3Q15 3Q16/2Q16 9M16/9M15% % % Net Interest Income 37 -17.9 -14.1 123 -5.5 Net Fees and Commissions 42 28.9 -13.9 134 8.9 Net Trading Income 10 -39.9 -73.5 70 -33.6 Other Income & Expenses -1 n.s. n.s. 42 n.s. Gross Income 88 -6.4 -48.0 369 2.7 Operating Expenses -80 5.5 -6.2 -250 -0.7 Operating Income 8 -56.5 -90.6 119 10.7 Impairment on Financial Assets (net) 16 -26.7 n.s. 7 n.s. Provisions (net) and other gains (losses) 10 n.s. n.s. 12 n.s. Income Before Tax 34 -1.4 -55.5 138 36.7 Income Tax -8 -27.3 -54.4 -37 5.9 Net Attributable Profit 26 11.8 -55.9 101 53.0 Rest of Eurasia (€m) 3Q16 9M16

CORPORATE CENTRE Results Change Change Change 3Q16/3Q15 3Q16/2Q16 9M16/9M15% % % Net Interest Income -105 5.3 -8.5 -352 8.5 Net Fees and Commissions -30 70.5 -42.0 -98 20.0 Net Trading Income 157 n.s. 70.1 245 84.4 Other Income & Expenses 14 17.5 -87.1 96 5.2 Gross Income 36 n.s. 1.8 -108 -40.3 Operating Expenses -213 1.3 -4.9 -652 1.3 Operating Income -177 -48.2 -6.2 -760 -7.8 Impairment on Financial Assets (net) 0 -94.8 -99.1 -26 n.s. Provisions (net) and other gains (losses) -63 0.7 2.9 -142 14.0 Income Before Tax -241 -41.2 -12.9 -927 -2.1 Income Tax 54 -63.8 24.3 226 -22.3 Net Attributable Profit -186 -91.2 -20.9 -704 -60.7 Corporate Centre (€m) 3Q16 9M16

Evolution of fully-loaded capital ratios Capital base Evolution of phased-in capital ratios (%) (%) CET1 Tier 2 Additional Tier 1 14.4 15.3 15.5 CET1 Tier 2 Additional Tier 1 15.0 15.7 15.9

Risk-Weighted Assets by Business Area (€ m) Breakdown by business area and main countries Note: Temporary data Dec-15 Jun-16 Sep-16 Banking activity in Spain 121,889 116,234 110,476 Real-estate activity in Spain 14,606 11,947 11,795 The United States 60,092 61,505 60,294 Turkey 73,207 77,025 80,834 Mexico 50,330 49,669 47,815 South America 56,564 53,752 53,211 Argentina 9,115 7,648 7,361 Chile 13,915 13,945 13,614 Colombia 11,020 11,465 11,880 Peru 17,484 16,365 15,930 Venezuela 1,788 1,086 1,173 Rest of South America 3,242 3,243 3,254 Rest of Eurasia 15,355 15,278 15,178 Corporate Center 9,241 9,675 10,296 BBVA Group 401,285 395,085 389,899 Phased-in RWA

ALCO Portfolio ALCO Portfolio breakdown by region (€ bn) Euro (1) USA Turkey Mexico € 68.8 bn South America Euro (1) USA Turkey Mexico South America (1) Figure excludes SAREB bonds (€5.5bn as of Jun-16 and Sep-16) € 65.3 bn

Customer Spreads (Average, €) Note 1: USA ex NY Business Activity Note 2: Customer spreads, difference between yield on loans and cost of deposits from customers

Cost of stock of time deposits (Back book) Cost of new time deposits (Front book) Monthly average (%) Monthly average (%) SPAIN BANKING ACTIVITY Cost of Time Deposits

3Q16 Results Carlos Torres Vila Chief Executive Officer October, 27th 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 27, 2016

	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorized representative